Mail Stop 4561

November 19, 2007

VIA U.S. MAIL AND FAX (602) 957-2780

Margaret Eardley
Chief Financial Officer
ILX Resorts Incorporated
2111 East Highland Ave, Suite 200
Phoenix, AZ 85016

      Re: ILX Resorts Incorporated
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed April 2, 2007
              File No. 001-13855

Dear Ms. Eardley:

We have reviewed your response letter dated November 13, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Notes to Financial Statements

Note 7. Gain on Sale of Las Vegas Leasehold Interest, page F-18

1.   We have reviewed your response to our prior comment two. Please explain to us
        why management has determined that the leasehold interest and related property
        and equipment were not an asset group, as it appears that operations and cash
        flows could be clearly distinguished and are largely independent of the cash flows
        of other groups of assets and liabilities, or revise your financial statements to
        report the gain on disposal and results of operations as discontinued operations in
        accordance with paragraphs 41 through 44 of SFAS 144.

Form 10-Q for the quarterly period ended September 30, 2007

Financial Statements

Notes to Financial Statements

Note 5. Related Party Transactions

2.   We note you sold land and a building to a related party. Please explain to us how
        you accounted for the sale and reference the authoritative literature you
        considered. Within your response, address your consideration of SFAS 66 and
        SFAS 144.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please file your response letter on EDGAR. You may
contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202)
551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief